Exhibit 4.1

Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, as Amended

Our Common Stock, $0.001 par value per share, is the only class of securities of REMSleep Holdings, Inc., a Nevada corporation (the “Company”), registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. The common stock is listed on the OTCQB under the symbol “RMSL.”

The following description of the Company’s common stock is a summary and does not purport to be complete. For a complete description of the terms and provisions of the Company’s equity securities, including its common stock, refer to the Articles of Incorporation and Bylaws.

Authorized Shares of Capital Stock

We are authorized to issue 3,000,000,000 shares of common stock, par value $0.001 per share. The outstanding shares of common stock are fully paid and nonassessable.

The transfer agent and registrar for our common stock is Securities Stock Transfer.

We are also authorized to issue up to 15,000,000 shares of preferred stock, par value $0.001 per share. Our Articles provide that shares of preferred stock may be issued from time to time, in one or more series, with such designations, relative rights, preferences, limitations, dividend rights, redemption prices, liquidation prices, conversion rights, sinking or purchase fund rights or other privileges as our board of directors may establish.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of common stock representing a majority of the voting power of our capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of Company shareholders. A vote by the holders of a majority of the outstanding shares is required to effectuate certain fundamental corporate changes, such as liquidation, merger or an amendment to the articles of incorporation.

Dividend Rights

The holders of common stock may receive cash dividends if declared by the Board of Directors out of funds legally available for that purpose, subject to the rights of any holders of preferred shares and any other restrictions that may be applicable to the Company.

Rights upon Liquidation

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Other Rights and Preferences

Holders of common stock have no preemptive or similar equity preservation rights. There are no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock that we may authorize and issue in the future. For example, issuance of preferred stock could result in a class of securities outstanding that will have preferences with respect to dividends and in liquidation over the common stock and could (upon conversion or otherwise) enjoy all of the rights appurtenant to common stock.